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SECURI 04019943 IMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Questar Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yeo & Yeo
(Name — if individual, state last, first, middle name)

(Address) (City) (State) Zip Code)

PROCESSED
AUG 2 0 2004
THOMSON FINANCIAL

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

QUESTAR CAPITAL CORPORATION

Audited Financial Statements

and

Additional Information

December 31, 2003 and 2002

QUESTAR CAPITAL CORPORATION
December 31, 2003 and 2002

TABLE OF CONTENTS

All other disclosures and reconciliations required under Rule 17a-5 of the Securities and Exchange Commission are not applicable to the Company.

YEO & YEO
CPAs & Business Consultants

Independent Auditors' Report

To the Board of Directors
Questar Capital Corporation
Ann Arbor, Michigan

We have audited the accompanying statements of financial condition of Questar Capital Corporation as of December 31, 2003 and 2002 and the related statements of income, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Questar Capital Corporation at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of Net Capital on Page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yeo & Yeo, P.C.
Ann Arbor, Michigan
February 13, 2004

455 E. Eisenhower Parkway, Suite 102 • Ann Arbor, MI 48108 • (734) 769-1331 • Fax (734) 996-3777
Alma • Ann Arbor • Battle Creek • Flint • Kalamazoo • Lansing • Marlette • Midland • Saginaw

QUESTAR CAPITAL CORPORATION
Statements of Financial Condition
December 31, 2003 and 2002

Assets	2003	2002
Current assets		
Cash	$ 1,261,668	$ 928,191
Cash deposits with clearing organizations	163,824	156,412
Commissions receivable	684,140	608,553
Other receivables	74,652	94,099
Prepaid expenses	34,188	168,716
Total assets	$ 2,218,472	$ 1,955,971
Liabilities and Stockholder's Equity		
Current liabilities		
Accounts payable	$ 50,266	$ 84,875
Accounts payable, affiliate	-	304,889
Commissions payable	1,000,146	831,791
Other payables	180,794	-
Accrued expenses	-	36,800
Deferred revenue	93,000	183,009
Income taxes	149,881	66,363
Total current liabilities	1,474,087	1,507,727
Commitments and contingencies (Notes 5, 6 and 9)		
Stockholder's equity		
Common stock - no par value; 1,000 shares authorized, issued and outstanding	113,728	113,728
Retained earnings	630,657	334,516
Total stockholder's equity	744,385	448,244
Total liabilities and stockholder's equity	$ 2,218,472	$ 1,955,971

The accompanying notes are an integral part of the financial statements.

QUESTAR CAPITAL CORPORATION
Statements of Income
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenue		
Commissions	$ 21,856,747	$ 17,864,156
Investment advisor fees	2,560,533	1,570,863
Sponsorship and other income	262,963	152,278
Insurance and licensing	107,049	235,613
Interest and dividends	38,947	23,795
Total revenue	24,826,239	19,846,705
Operating expenses		
Commission expense	21,430,407	17,426,582
Management fees	1,680,000	1,226,000
Investment advisor expense	244,857	178,313
NASD and other registration fees	145,887	130,065
Office supplies and printing costs	92,405	93,490
Bank charges	44,285	16,465
Office maintenance	12,102	11,348
Telephone	50,409	37,714
Utilities	14,237	2,611
Insurance	55,479	8,689
Professional fees	199,481	150,034
Computer and transaction fees	32,382	41,240
Meetings and conferences	41,181	82,127
Promotion and sales expense	96,494	82,903
Meals and entertainment	14,505	16,022
Travel	38,308	16,955
Recruitment	45,031	59,255
Compliance administration	28,077	12,920
Donations	27,316	1,975
State taxes	8,860	3,374
Interest expense	10,632	229
Miscellaneous	31,763	11,343
Investment loss	-	14,052
Total operating expenses	24,344,098	19,623,706
Income before income taxes	482,141	222,999
Income taxes	186,000	79,712
Net income	$ 296,141	$ 143,287

The accompanying notes are an integral part of the financial statements.

QUESTAR CAPITAL CORPORATION
Statements of Stockholder's Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income(loss)	Total Stockholder's Equity
Balance - December 31, 2001	$ 113,728	$ 191,229	$ (13,462)	$ 291,495
Net income for the year ended December 31, 2002	-	143,287	-	143,287
Accumulated other comprehensive loss realized	-	-	13,462	13,462
Balance - December 31, 2002	$ 113,728	$ 334,516	$ -	$ 448,244
Net income for the year ended December 31, 2003	-	296,141	-	296,141
Balance - December 31, 2003	**$ 113,728**	**$ 630,657**	**$ -**	**$ 744,385**

The accompanying notes are an integral part of the financial statements.

	2003	2002
Reconciliation of net income to net cash provided by operating activities		
Net income	$ 296,141	$ 143,287
Changes in operating assets and liabilities which increase (decrease) cash flow		
Commissions and other receivables	(56,140)	92,212
Prepaid expenses	134,528	(68,590)
Accounts payable and accrued expenses	(76,321)	38,153
Commissions payable	168,355	117,707
Other payables	(124,095)	304,889
Deferred revenue	(90,009)	68,192
Income taxes payable	83,518	23,963
Net cash provided by operating activities	$ 335,977	$ 719,813

	2003	2002
Supplemental cash flow information		
Cash paid during the year for		
Income taxes	$ 108,035	$ -
Interest	$ 10,632	$ 229

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Questar Capital Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization

Questar Capital Corporation (the Company) was incorporated March 19, 1997, under the laws of the State of Michigan and is a wholly-owned subsidiary of Yorktown Financial Companies, Inc. (Parent). The Company is registered with the U.S. Securities and Exchange Commission as a broker-dealer, and is a member in the National Association of Securities Dealers. Broker-dealer transactions commenced in July 1997, at which time the Company began transacting business by placing customer trades through a clearing broker or directly with mutual funds. The Company does not carry customer accounts or hold customer securities. The Company, upon application for registration as an investment advisor, was issued an order by the U. S. Securities and Exchange Commission, effective September 24, 1998, granting registration pursuant to Section 203 of the Investment Advisors Act of 1940.

Basis of Accounting

The Company utilizes the accrual basis of accounting in which revenues and expenses are recorded in the period earned or incurred, rather than when received or paid, respectively.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes highly liquid funds held in commercial checking and savings accounts, and cash deposits with clearing organizations.

Commissions Receivable

Commissions receivable represents commissions earned and unpaid, on a trade-date basis, at the end of the year. No allowance has been provided on commissions receivable as management believes all amounts are collectible.

Investments

Investments held in 2002 were classified as "available for sale" and were carried in the financial statements at fair value. Realized gains and losses

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

determined using the average cost per share basis were included in earnings. Unrealized holding gains and losses were reported in stockholder's equity.

Commissions

Securities transactions, and related commission income and expense, are recorded on the trade date basis.

Deferred Revenue

Deferred revenue represents amounts received in advance for sponsorship and seminar income.

Income Taxes

Income taxes are provided at the applicable rates on the basis of items included in the determination of financial reporting. The Company files its own federal and state income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses all advertising and marketing costs, including direct response advertising costs, as they are incurred. Advertising expense for the years ended December 31, 2003 and 2002 was $96,494 and $82,903, respectively.

NOTE 2 - CASH DEPOSITS WITH CLEARING ORGANIZATIONS

Questar Capital Corporation is required to maintain deposit accounts with clearing organizations and others, to assure the performance of the obligations of the Company under the terms of their agreements. Balances in deposit accounts with clearing organizations amounted to $163,824 and $156,412 at December 31, 2003 and 2002, respectively.

NOTE 3 - INVESTMENTS

Investments held in 2002 were classified as available for sale and were reported at fair value with unrealized gains and losses included in stockholder's equity. All marketable securities were sold during the year ended December 31, 2002 at a realized loss of $14,052. The Company held no investments during the year ended December 31, 2003.

NOTE 4 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2003, the Company had net capital of $630,403, which was $532,131 in excess of its required net capital of $98,272. The Company's net capital ratio was 2.34 to 1.

At December 31, 2002, the Company had net capital of $201,045, which was $100,530 in excess of its required net capital of $100,515. The Company's net capital ratio was 7.50 to 1.

NOTE 5 - RELATED PARTY TRANSACTIONS

Management

The Company is managed by Yorktown Financial Services, Inc., a related company through common ownership. The Company is required to pay management fees (determined periodically) to Yorktown Financial Services, Inc. for personnel costs, rent, and various other operating expenses. Management fees charged reflect the actual costs of these services; however, Yorktown Financial Services, Inc. is in a position to and could influence the operating results of the Company.

Commission Revenue

Client transactions in connection with variable life insurance and annuity contracts are initiated by Questar Agency, Inc. and various agency subsidiaries, which are related to the Company through common ownership and other agreements. Commission income received from these related parties during the years ended December 31, 2003 and 2002 amounted to $4,286,485 and $3,845,204, respectively.

NOTE 5 - RELATED PARTY TRANSACTIONS (Continued)

Management Fees

During the years ended December 31, 2003 and 2002, the Company incurred management fees of $1,680,000 and $1,226,000, respectively, to Yorktown Financial Services, Inc.

Accounts Payable, Affiliate

At December 31, 2002, accounts payable, affiliate consists of management fees payable to Yorktown Financial Services, Inc. of $304,889. There were no related party payables or receivables at December 31, 2003.

Lease Commitments

Yorktown Financial Services, Inc. currently holds the noncancelable lease for the Company's office facility. The lease, which expires in October 2005, requires monthly payments of $7,480.

Future minimum lease payments as of December 31, 2003 are as follows:

Year ending December 31	
2004	$ 89,760
2005	74,800
	$ 164,560

NOTE 6 - FUND MANAGER AND INVESTMENT ADVISOR

From October 6, 1998 through November 6, 2003, the Company was retained, under various contractual agreements, as a Fund Manager and Investment Advisor to The Avalon Fund of Maryland, Inc., which consisted of one portfolio, The Avalon Capital Appreciation Fund (the Fund). Contractual agreements included: an Investment Advisory Agreement for monthly fees at the annual rate of 0.50% of average net asset value of the Fund computed daily in consideration of investment advisory services; and an Operating Services Agreement for monthly fees at the annual rate of 1.45% of the average net asset value of the Fund computed daily in consideration of operating, administration and other specified services. At November 6, 2003 the Fund was purchased by Eastern Point Advisors, Inc. As part of the Purchase Agreement, the Company agreed to indemnify the purchaser against any losses (as further defined in the Agreement) for a period of one year. The aggregate amount of any payments payable by the Company as a result of any claims for indemnification shall not exceed $250,000.

NOTE 6 - FUND MANAGER AND INVESTMENT ADVISOR (Continued)

For the years ended December 31, 2003 and 2002, advisory and servicing fees received amounted to $40,154 and $70,857, respectively. The Company has voluntarily assumed and paid certain fund expenses in the amount of $201,366 and $178,313 for the years ended December 31, 2003 and 2002, respectively.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. The Company introduces these transactions for clearance to a clearing broker-dealer on a fully disclosed basis. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral held by the clearing broker at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 8 - CONCENTRATION OF CREDIT RISK

The Company's cash is deposited in one financial institution. Financial instruments which potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and certain temporary bank investments which may, at times, be in excess of the FDIC insurance limit or not covered by the FDIC.

NOTE 9 - CONTINGENCIES

At December 31, 2003, the Company is a defendant in two lawsuits filed by customers of one of its representatives for improper activities. The lawsuits ask for damages which in the aggregate are substantial. The Company, through its legal counsel, has proposed settlements in each of these cases. It is the opinion of management that if the settlement offers are not accepted, the ultimate liability with respect to these actions will not materially affect the financial position of the Company since it has adequate insurance coverage for these claims.

NOTE 10 - RECLASSIFICATIONS

Various accounts in the prior year financial statements have been reclassified to conform to the current year's presentation.

QUESTAR CAPITAL CORPORATION

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003 and 2002

	2003	2002
Net capital		
Total stockholder's equity qualified for net capital	$ 744,385	$ 448,244
Add allowable credits	-	-
Total capital and allowable credits	744,385	448,244
Deduct non-allowable assets		
Other deposits	(8,600)	(8,600)
Other receivables	(47,013)	(52,518)
Prepaid expenses	(34,188)	(168,716)
Net capital before haircuts	654,584	218,410
Less haircuts on securities positions	(24,181)	(17,365)
Net capital	$ 630,403	$ 201,045
Aggregate indebtedness		
Items included in statement of financial condition:		
Commissions payable	$ 1,000,146	$ 831,791
Other accounts payable and expenses	473,941	675,936
Total aggregate indebtedness	$ 1,474,087	$ 1,507,727
Computation of basic net capital requirement		
Minimum net capital required (greater of):		
Company (1/15th of total aggregate indebtedness)	$ 98,272	$ 100,515
Broker dealer-minimum dollar net capital requirement	50,000	50,000
Basic net capital requirement	$ 98,272	$ 100,515
Excess net capital	$ 532,131	$ 100,530
Excess net capital at 1000%	$ 482,994	$ 50,272
Ratio - Aggregate indebtedness to net capital	2.34	7.50
Reconciliation with Company's computation (included in part IIA of Form X-17A-5 as of December 31, 2003 and 2002):		
Net capital, as reported in the Company's (unaudited) FOCUS report	$ 607,134	$ 189,389
Audit adjustments (net)	23,269	11,656
Net capital per above	$ 630,403	$ 201,045

YEO & YEO
CPAs & Business Consultants

Independent Auditors' Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Questar Capital Corporation
Ann Arbor, Michigan

In planning and performing our audit of the financial statements of Questar Capital Corporation (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

455 E. Eisenhower Parkway, Suite 102 • Ann Arbor, MI 48108 • (734) 769-1331 • Fax (734) 996-3777
Alma • Ann Arbor • Battle Creek • Flint • Kalamazoo • Lansing • Marlette • Midland • Saginaw

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. No matters came to our attention involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yeo & Yeo, P.C.

Ann Arbor, Michigan
February 13, 2004